FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter to the Argentine National Securities Commission dated February 9, 2011

City of Buenos Aires, February 9, 2011.

Messrs.
Comisión Nacional de Valores
25 de Mayo 175
Buenos Aires

Ref.: Registration of the Form F-3 with the SEC related to the Company’s shares sold and the options granted by Repsol YPF Group.

Dear Sirs,

In compliance with the regulations in force, we hereby inform you that the Board of Directors of YPF S.A. (the “Company”) has approved, at the request of the shareholder Repsol YPF S.A., the preparation and filing of the Form F-3 with the Securities and Exchange Commission (“SEC”), pursuant to the provisions of the Securities Act of 1933 of the United States of America. The filing of this new Form F-3 is made due to the registration duties undertaken by Repsol YPF S.A. in relation to the sale of shares by such shareholder to Eton Park Master Fund, Ltd. and Eton Park Fund, L.P. (jointly “Eton Funds”) and to Capital Guardian Emerging Markets Equity Master Fund, Capital Guardian Emerging Markets Equity DC Master Fund, Capital International Emerging Markets Fund, Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts, Emerging Markets Growth Fund, Inc., Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trusts, Capital International Emerging Markets Total Opportunities, Capital Guardian Emerging Markets Total Opportunities Master Fund and Capital Guardian Emerging Markets Total Opportunities Fund for Tax-Exempt Trusts (jointly “Capital Funds”), whereby Eton Funds and Capital Funds acquired approximately 1.63% of the capital stock of YPF S.A. each, and the sale of options (“warrants”) representing approximately 1.63% of YPF’s capital stock to Eton Funds (in this case, in relation to the underlying shares).

According to the provisions of the Securities Act of 1933 of the United States of America, the sale of the mentioned shares is restricted, unless they are registered by means of a Form F-3 or by means of an exemption from registration.

Yours sincerely,

_____________________
Guillermo Reda
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 9, 2011	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer